Exhibit 99.3

Financial Statements and Independent Auditor’s Report

BR T&C BLVD JV Member, LLC

December 31, 2017, 2016 and 2015

Independent Auditor’s Report

The Members

BR T&C BLVD JV Member, LLC

New York, New York

We have audited the accompanying financial statements of BR T&C BLVD JV Member, LLC, which comprise the balance sheet as of December 31, 2016 and the related statement of operations, members’ equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BR T&C BLVD JV Member, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
New York, New York
March 31, 2017

2

BR T&C BLVD JV Member, LLC

BALANCE SHEETS

	December 31,
	(Unaudited) 2017	2016
Assets
Investment in unconsolidated real estate joint venture	$21,715,329	$24,617,074
Cash and cash equivalents	846,838	689,643
Total Assets	$22,562,167	$25,306,717

Liabilities and Members’ Equity
Accounts payable, accrued expenses and other liabilities	$2,700	$3,600
Total Liabilities	2,700	3,600

Members’ equity	22,559,467	25,303,117
Total Liabilities and Members’ Equity	$22,562,167	$25,306,717

The accompanying notes are an integral part of these statements

3

BR T&C BLVD JV Member, LLC

STATEMENTS OF OPERATIONS

	(Unaudited) Year Ended December 31, 2017	Year Ended December 31, 2016	(Unaudited) Year Ended December 31, 2015

Revenue
Interest income	$1,519	$1,325	2,001
Total Revenue	1,519	1,325	2,001

Expenses
General and administrative	2,150	4,800	2,905
Total expenses	2,150	4,800	2,905
Net loss from operations	(631)	(3,475)	(904)
Equity in loss from unconsolidated joint venture	(2,901,745)	(6,233)	(4,410)
Net loss	$(2,902,376)	$(9,708)	$(5,314)

The accompanying notes are an integral part of these statements

4

BR T&C BLVD JV Member, LLC

STATEMENTS OF MEMBERS' EQUITY

	BRG T&C BLVD Houston, LLC Class A Member and Class A Priority Member	Bluerock Special Opportunity + Income Fund II, LLC Class B Member	Bluerock Special Opportunity + Income Fund III, LLC Class B Member	Bluerock Growth Fund I, LLC Class B Member	Bluerock Growth Fund II, LLC Class A Priority Member	Total

Members' Equity, December 31, 2014 (Unaudited)	$6,505,380	$5,737,462	$3,987,133	$5,944,172	$-	$22,174,147

Member contributions (Unaudited)	-	525,620	337,971	815,125	-	1,678,716

Preferred return (Unaudited)	975,182	(298,516)	(189,570)	(487,096)	-	-

Transfer of interest (Unaudited)	-	(972,135)	(972,136)	1,944,271	-	-

Share of net loss (Unaudited)	-	(1,627)	(1,033)	(2,654)	-	(5,314)

Member distributions (Unaudited)	(975,182)	-	-	-	-	(975,182)

Members' Equity, December 31, 2015 (Unaudited)	$6,505,380	$4,990,804	$3,162,365	$8,213,818	$-	$22,872,367

Member contributions	1,227,515	300,675	190,886	490,610	1,297,000	3,506,686

Preferred return	1,066,228	(326,388)	(207,267)	(532,573)	-	-

Share of net loss	-	(2,972)	(1,887)	(4,849)	-	(9,708)

Member distributions	(1,066,228)	-	-	-	-	(1,066,228)

Members' Equity, December 31, 2016	$7,732,895	$4,962,119	$3,144,097	$8,167,006	$1,297,000	$25,303,117

Member contributions (Unaudited)	1,525,592	-	-	-	-	1,525,592

Preferred return (Unaudited)	1,366,866	(418,398)	(265,719)	(682,749)	-	-

Share of net loss (Unaudited)	-	(888,417)	(564,222)	(1,449,737)	-	(2,902,376)

Member distributions (Unaudited)	(1,366,866)	-	-	-	-	(1,366,866)

Members' Equity, December 31, 2017 (Unaudited)	$9,258,487	$3,655,304	$2,314,156	$6,034,520	$1,297,000	$22,559,467

The accompanying notes are an integral part of these statements.

5

BR T&C BLVD JV Member, LLC

STATEMENTS OF CASH FLOWS

	(Unaudited) Year Ended December 31, 2017	Year Ended December 31, 2016	(Unaudited) Year Ended December 31, 2015
OPERATING ACTIVITIES
Net loss	$(2,902,376)	$(9,708)	$(5,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss from unconsolidated joint venture	2,901,745	6,233	4,410
Changes in assets and liabilities:
Accounts payable, accrued expenses and other liabilities	(900)	900	-
Net cash used in operating activities	(1,531)	(2,575)	(904)

INVESTING ACTIVITIES
Investments in unconsolidated joint ventures	-	(2,318,310)	(2,186,967)
Net cash used in investing activities	-	(2,318,310)	(2,186,967)

FINANCING ACTIVITIES
Member contributions	1,525,592	3,506,686	1,678,716
Member distributions	(1,366,866)	(1,066,228)	(975,182)
Net cash provided by financing activities	158,726	2,440,458	703,534
Net increase (decrease) in cash and cash equivalents	157,195	119,573	(1,484,337)
Cash and cash equivalents at beginning of year	689,643	570,070	2,054,407
Cash and cash equivalents at end of year	$846,838	$689,643	$570,070

The accompanying notes are an integral part of these statements.

6

BR T&C BLVD JV Member, LLC

NOTES TO FINANCIAL STATEMENTS

1.	Organizations and Summary of Significant Accounting Policies

BR T&C BLVD JV Member, LLC (the “Company”) was formed as a Delaware Limited Liability Company on June 23, 2014 (date of inception), between BRG T&C BLVD Houston, LLC, as Class A Member and Class A Priority Member (“BRG”), and Bluerock Special Opportunity + Income Fund II, LLC (“SOIF II”), Bluerock Special Opportunity + Income Fund III, LLC (“SOIF III”) and Bluerock Growth Fund I, LLC (“BGF I”) as the Class B Members, and Bluerock Growth Fund II, LLC (“BGF II”) as Class A Priority Member.

BRG T&C BLVD Houston, LLC is a wholly-owned subsidiary of Bluerock Residential Holdings, L.P., the operating partnership of Bluerock Residential Growth REIT, Inc.

The Company holds a 90% membership interest in BR T&C BLVD., LLC, which owns the fee interest in certain real property located in Houston, Texas upon which it has developed an approximately 340-unit Class A apartment community, known as Alexan CityCentre.

The duration of BR T&C BLVD JV Member, LLC shall be perpetual and shall continue until cancellation of the certificate of formation.

All figures related to the 2017 and 2015 financial statements are unaudited.

Principles of Consolidation

The financial statements include the accounts of the Company. As discussed in Note 2, the Company accounts for its investment in BR T&C BLVD., LLC under the equity method of accounting.

Real Estate Joint Venture Interests

The Company first analyzes its investments in joint ventures to determine if the joint venture is a variable interest entity (“VIE”) in accordance with Accounting Standard Codification (“ASC”) Topic 810 and if so, whether the Company is the primary beneficiary requiring consolidation.  A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest.  VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity.  Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change in value with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses at each level of the joint venture whether the entity is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE.  If it was determined an entity in which the Company holds a joint venture interest qualified as a VIE and the Company was the primary beneficiary, the entity would be consolidated.

If, after consideration of the VIE accounting literature, the Company has determined that an entity is not a VIE, the Company assesses the need for consolidation under all other provisions of ASC 810.  These provisions provide for consolidation of majority-owned entities through a majority voting interest held by the Company providing control, or through determination of control by virtue of the Company being the general partner in a limited partnership or the controlling member of a limited liability company.

In assessing whether the Company is in control of and requiring consolidation of the limited liability company and partnership venture structures the Company evaluates the respective rights and privileges afforded each member or partner (collectively referred to as “member”).  The Company’s member would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) has substantive participating rights in the entity.  Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course of business.

7

If it has been determined that the Company does not have control, but does have the ability to exercise significant influence over the entity, the Company accounts for these unconsolidated investments under the equity method of accounting. The equity method of accounting requires these investments to be initially recorded at cost and subsequently increased (decreased) for the Company’s share of net income (loss), including eliminations for the Company’s share of inter-company transactions, and increased (decreased) for contributions (distributions). The Company’s proportionate share of the results of operations of these investments is reflected in the Company’s earnings or losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and reported amounts that are not readily available from other sources. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the multifamily development industry, including, but not limited to, cyclical operations, availability of land and its cost, availability of financing, supply and demand for apartments, and overall local and regional economic conditions. The Company believes it has properly identified the risks and has implemented strategies to reduce the financial impact of changes in the business cycle.

Real Estate Assets

Development, Improvements, Depreciation and Amortization

Costs incurred to develop and improve properties are capitalized.  The Company capitalizes direct and indirect costs that are clearly related to the development, construction, or improvement of properties, including internal costs such as interest, taxes, and qualifying payroll related expenditures. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Repair and maintenance and tenant turnover costs are charged to expense as incurred.  Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset.  Depreciation and amortization expense is computed on the straight-line method over the asset’s estimated useful life. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	30 – 40 years
Building improvements	5 – 15 years
Land improvements	5 – 15 years
Furniture, fixtures and equipment	3 – 7 years

The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the remaining estimated useful life may warrant revision or that the carrying value of the property may not be recoverable. These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, net operating income, geographic location, real estate values, and management’s intentions related to the operating property.

8

Determining whether an investment in real estate is impaired and the amount of any such impairment requires considerable management judgment. In the event that management changes its intended holding period for an investment in real estate, impairment may result even without any other event or change in circumstances related to that investment. Under certain circumstances, management may use probability-weighted scenarios related to an investment in real estate, and the use of such analysis may also result in impairment. Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions and management’s analysis, could be material to the financial statements.

The Company recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property. If it is determined that an investment in real estate is impaired, then the Company’s carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with its fair value measurement policy.

No impairment loss was recognized for the years ended December 31, 2017, 2016 and 2015.

Income Taxes

Income taxes on earnings or the tax benefits of losses are payable or realizable by the members, and accordingly, no provision for income taxes is reflected in the accompanying financial statements. As of December 31, 2017, 2016 and 2015, the Company had no amounts related to recognized income tax benefits and no amounts related to accrued interest and penalties.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows; Restricted Cash" (“ASU 2016-18”). This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company will adjust the consolidated statement of cash flows as required in conjunction with the adoption of ASU 2016-08 in 2018. ASU 2016-18 is effective for the Company for annual and interim periods beginning after December 15, 2017.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The ASU provides guidance on the treatment of cash receipts and cash payments for certain types of cash transactions, to eliminate diversity in practice in the presentation of the cash flow statement. For public business entities, the amendments in ASU 2016-15 are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application is permitted. The Company will adjust the consolidated statement of cash flows as required in conjunction with the adoption of ASU 2016-15 in 2018.

In March 2016, the FASB issued ASU No. 2016-07, “Simplifying the Transition to the Equity Method of Accounting” (“ASU 2016-07”), which eliminates the requirement to retroactively adjust an investment, results of operations, and retained earnings when the investment qualifies for the use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The new standard is effective for annual reporting periods beginning after December 15, 2016 and early adoption is permitted. ASU 2016-07 did not have a material impact on the Company’s financial statements when adopted.

9

In June 2016, the FASB updated Accounting Standards Codification ("ASC") Topic 326 "Financial Instruments - Credit Losses" with 2016-13 “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-03”). ASU 2016-13 enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better inform credit loss estimates. ASU 2016-13 is effective for annual periods (including interim periods within those periods) beginning after December 15, 2019. The Company is currently evaluating the guidance and has not determined the impact this standard may have on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company expects that, because of the ASU 2016-02’s emphasis on lessee accounting, ASU 2016-02 will not have a material impact on the Company’s accounting for leases. Consistent with present standards, the Company will continue to account for lease revenue on a straight-line basis. Also, consistent with the Company’s current practice, under ASU 2016-02 only initial direct costs that are incremental to the lessor will be capitalized.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). Under the new standard, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is generally recognized net of allowances.  In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers-Deferral of the Effective Date which defers the effective date of the new revenue recognition standard until the first quarter of 2018.  Therefore, ASU 2014-09 will become effective for the Company in the first quarter of the fiscal year ending December 31, 2018.  Early adoption is permitted, but not earlier than the first quarter of the fiscal year ending December 31, 2017.  The ASU allows for either full retrospective or modified retrospective adoption. The Company has selected the modified retrospective approach. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers” (Topic 606): Identifying Performance Obligations and Licensing, which adds guidance on identifying performance obligations within a contract. The majority of the Company's revenue is derived from rental income, which is scoped out from this standard and will be accounted for under ASU 2016-02, Leases, discussed above. The Company's other revenue streams, which are being evaluated under this ASU, include but are not limited to other property revenues and interest income from related parties determined not to be within the scope of ASU 2016-02, and gains and losses from real estate dispositions. The Company will continue to assess the impact of the new standard and will adopt it as of January 1, 2018. The adoption of ASU 2014-09 is not expected to have a material impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) (Topic 606)” (“ASU 2016-08”), which updates the new revenue standard by clarifying the principal versus agent implementation guidance, but does not change the core principle of the new standard. The updates to the principal versus agent guidance (1) require an entity to determine whether it is a principal or an agent for each distinct good or service (or a distinct bundle of goods or services) to be provided to the customer; (2) illustrate how an entity that is a principal might apply the control principle to goods, services, or rights to services, when another party is involved in providing goods or services to a customer; (3) clarify that the purpose of certain specific control indicators is to support or assist in the assessment of whether an entity controls a specified good or service before it is transferred to the customer, provide more specific guidance on how the indicators should be considered, and clarify that their relevance will vary depending on the facts and circumstances; and (4) revise existing examples and add two new ones to more clearly depict how the guidance should be applied. The effective date and transition requirements for ASU 2016-08 are the same as the effective date and transition requirements of Topic 606, Revenue from Contracts with Customers (see ASU 2014-09 above). The majority of the Company's revenue is derived from rental income, which is scoped out from this standard and will be accounted for under ASU 2016-02, Leases, discussed above.  The Company will continue to assess the impact of the new standard and will adopt it as of January 1, 2018. The adoption of ASU 2016-08 is not expected to have a material impact on the Company’s financial statements.

10

In February 2017, the FASB issued ASU 2017-05 "Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05"). ASU 2017-05 clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. ASU 2017-05 also defines the term in substance nonfinancial asset. It is effective for annual periods beginning after December 15, 2017. The adoption of this standard is not anticipated to have a material impact on our consolidated financial statements.

2.	Investment in unconsolidated real estate joint venture

The Company has concluded that BR T&C BLVD., LLC is not a variable interest entity. Based on the voting rights of the unrelated joint venture partner, the Company has concluded that the unrelated joint venture partner controls BR T&C BLVD., LLC. The Company determined that it exercises significant influence over BR T&C BLVD., LLC and, accordingly, accounts for its interest in BR T&C BLVD., LLC under the equity method of accounting.

Summary balance sheet information for the unconsolidated joint venture is as follows:

	(Unaudited)
	December 31,	December 31,
	2017	2016
Balance Sheets:
Real estate, net of depreciation	$79,315,550	$58,776,801
Other assets	1,391,891	144,672
Total assets	$80,707,441	$58,921,473

Construction Loan payable	$54,442,433	$25,396,967
Other liabilities	2,136,864	6,172,201
Total liabilities	$56,579,297	$31,569,168
Members’ equity	24,128,144	27,352,305
Total liabilities and members’ equity	$80,707,441	$58,921,473

11

Summary statements of operations for the unconsolidated joint venture are as follows:

	(Unaudited) Year Ended December 31, 2017	Year Ended December 31, 2016	(Unaudited) Year Ended December 31, 2015
Operating Statements:
Revenues	$1,468,388	$-	$-
Operating expenses	(1,752,656)	(6,925)	(4,900)
Interest expense	(1,379,754)	-	-
Non-Operating expenses	(8,639)	-	-
Depreciation and amortization	(1,551,501)	-	-
Net loss	$(3,224,162)	$(6,925)	$(4,900)

On July 1, 2014, BR T&C BLVD., LLC entered into a $57.0 million construction loan for the development of the Alexan CityCentre property (the “Alexan Development”).  On June 7, 2016, BR T&C BLVD., LLC entered into a loan modification agreement to amend the terms of the Alexan Development construction loan.  The maximum principal amount available to the borrower under the terms of the modified loan is $55.1 million of which approximately $54.4 million and $25.4 million was outstanding at December 31, 2017 and 2016, respectively. The maturity date is January 1, 2020, subject to a single one-year extension exercisable at the option of the borrower. The interest rate on the loan is a variable per annum rate equal to the prime rate plus 0.5%, or LIBOR plus 3.00%, at the borrower’s option. The loan requires monthly interest payments until the maturity date, after which $60,000 monthly payments of principal will be required in addition to payment of accrued interest during the maturity extension period. Certain unaffiliated third parties agreed to guaranty the completion of the development and provided partial guaranties of the borrower’s obligations under the loan.

3.	Members’ Equity

In 2014, BRG initially contributed $6,505,380 as the Class A Member, and SOIF II initially contributed $5,855,230, SOIF III contributed $4,068,926 and BGF I contributed $6,066,112 as the Class B Members.  The Class A Member is entitled to a Class A current return of 15% of its contributions.  The net income and loss, after allocation of the preferred return to the Class A Member, are generally allocated to the Class B Members.  The Class B Members are the managing members of the Company.

In January 2015, BGF I purchased 6.01% interest of SOIF II and 6.01% interest of SOIF III.

In May 2016, SOIF II contributed $300,675, SOIF III contributed $190,886 and BGF I contributed $490,610 as Class B Members. In June 2016, in conjunction with the loan modification, BGF II and BRG contributed as Class A Priority Contributions of  $1,297,000 and $889,655, respectively, which accrue a 20% priority return, with BRG’s being paid on a current basis.  In addition, BRG contributed $337,860 in December 2016 which accrues a 20% priority return.

In June 2017, BRG contributed as a Class A Priority Contribution $1,525,592, which accrues a 20% priority return, with BRG’s being paid on a current basis.

The Class A Member has the right to convert its Class A Member interest into a 18.5% Class B Member interest during the six-month period following the achievement of seventy percent occupancy at the property, assuming that all original capital commitments were contributed.  At December 31, 2017, the property was 65.9% occupied.

The Class A Member’s interest is subject to mandatory redemption by the Company on the earlier of six months following the maturity date of the construction loan, including the exercise of any extensions, or any earlier acceleration or due date thereof.  If the Company does not redeem the Class A Member’s interest, the Class A return increases to 20% until redeemed.

4.	Subsequent Events

The Company has evaluated subsequent events through March 13, 2018 which is the date that the financial statements were issued. The project achieved seventy percent of occupancy in January 2018 giving right to Class A Member to convert its Class A Member interest into a 18.5% Class B Member interest.

12